May 10, 2012

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Swift Energy Company
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2012
File No. 1-08754

Dear Mr. Schwall:

This letter is in response to your letter dated May 4, 2012, regarding the above mentioned filing.  The numbered item below corresponds to the numbered item of your comment letter and is followed by Swift Energy Company’s response.

Definitive Proxy Statement on Schedule 14A Filed on March 29, 2012

Advisory Say-On-Pay Vote

SEC Comment:

1.
We note the following description of your advisory say-on-pay vote on your proxy card: “To conduct a non-binding advisory vote on the compensation of Swift Energy’s named executive officers as presented in the proxy statement.”  This description appears to be inconsistent with Exchange Act Rule 14a-21 insofar as shareholders could interpret it as asking them to vote on whether or not the company should hold an advisory vote on executive compensation, rather than asking shareholders to actually approve, on an advisory basis, the compensation paid to the company’s named executive officers.  For guidance, see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.  In future filings, please ensure that your advisory vote description is consistent with Rule 14a-21’s requirement for shareholders to be given an advisory vote to approve the compensation paid to your named executive officers, as disclosed pursuant to Item 401 of Regulation S-K.

Company Response:

As requested, in all applicable future filings with the Commission, we will ensure that the description of Swift Energy’s non-binding advisory vote on the compensation of Swift Energy’s named executive officers is consistent with Rule 14a-21’s requirement that shareholders be provided an advisory vote to approve the compensation of the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

Closing Comments:

As requested in your letter to us, Swift Energy Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact Chris Abundis, Senior Corporate Counsel, at 281.874.2571 or our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:           Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Chris Abundis

Baker & Hostetler, LLP
Donald Brodsky